SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number:	0-15950 (First Busey Corporation)
33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

201 West Main Street

Urbana, Illinois 61801

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2008 and 2007

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Urbana, Illinois

FINANCIAL STATEMENTS

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Employee Compensation and Benefits Committee

First Busey Corporation Profit Sharing Plan and Trust

Urbana, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Peoria, Illinois

June 26, 2009

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments
Participant directed investments	$63,473,882	$46,702,389
Participant loans	684,906	576,595
Total investments	64,158,788	47,278,984

Receivables
Employers’ contributions	1,449,465	1,746,579
Participants’ contributions	—	1,290
Other	8,640	—
Total receivables	1,458,105	1,747,869

Other assets	39,223	—

Total assets	65,656,116	49,026,853

LIABILITIES
Fees payable	—	15,248

Net assets reflecting all investments at fair value	65,656,116	49,011,605

Adjustment from fair value to contract value for fully benefit-responsive contracts	1,280,518	6,717

NET ASSETS AVAILABLE FOR BENEFITS	$66,936,634	$49,018,322

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(20,657,771)
Interest and dividends on investments	2,219,996
Loan interest	47,104
(18,390,671)

Contributions:
Transfer of net assets from MSTI Plans	40,237,112
Employers	2,837,938
Participants	3,004,908
Participant rollovers	180,946
46,260,904

Total additions	27,870,233

Deductions from net assets attributed to:
Benefits paid to participants	9,880,454
Administrative expenses	71,467

Total deductions	9,951,921

Net increase	17,918,312

Net assets available for benefits
Beginning of year	49,018,322

End of year	$66,936,634

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (“the Employers”).  Employees are eligible at age 21 to make salary deferrals and receive matching contributions.  Employees are eligible for the employer profit sharing contribution at age 21 and after completion of one year of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified plans.  Eligible participants may also make catch-up contributions to the Plan.

The Employers’ contributions to the Plan are determined annually by the Board of Directors.  During 2008, the Employers will make matching contributions to the Plan equal to a percentage of the first 5% of total compensation that a participant contributes to the Plan.  The Employers may also make profit sharing contributions as determined by the Board of Directors each year.  Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of the Employers’ contributions and the Plan’s earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings, participant contributions, or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Any discretionary employer matching contributions or profit sharing contributions will be allocated to the Plan in the following year, prior to the due date of the corporate tax return.

Vesting:  Participants are immediately vested in their voluntary contributions, the Employers’ matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers’ profit sharing contributions portion of their accounts is based on years of continuous service.  A participant is 100% vested after six years of credited service.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

Participant Loans:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source except profit sharing.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate.  Interest rates are fixed over the term of the loan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits:  Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account.  Participants whose vested account balance is under $5,000 are paid through a lump sum.  Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures:  The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and reallocated to participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan have been prepared using the accrual basis of accounting.

The Plan follows Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”).  Pursuant to the FSP, fully benefit-responsive investment contracts held directly or indirectly by the Plan are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted by the FSP, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. The fair value of the Plan’s interest in a stable value common collective trust fund is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contact. Cash equivalents and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Concentration:  At December 31, 2008 and 2007, approximately 26% of the Plan’s investment assets were invested in First Busey Corporation common stock.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31:

	2008	2007
Investments at fair value as determined by quoted market price
First Busey Corporation common stock	$5,074,405	$—
First Busey Corporation Stock Fund	11,484,526	12,400,792
Shares of mutual funds:
American Funds Growth Fund of America	7,163,903	7,335,767
American Funds Income Fund of America	5,076,818	6,185,533
Oppenheimer Small Cap Value Fund (Class A)	4,014,782	5,003,934
Schwab S&P 500 Index Fund	4,371,230	5,038,518
Thornburg International Fund (Class A)	5,046,955	5,111,608
PIMCO Total Return (Class D)	9,490,669	<5%

Investments at Contract Value
Common collective trust:
Reliance Trust Company Metlife Master Trust 25157	9,750,165	2,864,939

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by $(20,657,771) as follows:

Common stock and stock fund	$(89,297)
Mutual funds	(20,964,218)
Common collective trust	395,744

$(20,657,771)

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FAS 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FAS 157 are described below:

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets:
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks and stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Common collective trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 7).

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$38,445,304	$—	$—	$38,445,304
Common stocks and stock fund	16,558,931	—	—	16,558,931
Common collective trust	—	—	8,469,647	8,469,647
Participant loans	—	—	684,906	684,906

Total assets at fair value	$55,004,235	$—	$9,154,553	$64,158,788

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Common
	Collective Trust	Participant Loans

Balance, beginning of year	$2,870,595	$576,595

Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	395,744	—

Purchases, sales, issuances and settlements (net)	5,203,308	108,311

Balance, end of year	$8,469,647	$684,906

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others.

The Plan paid fees to the following parties in interest for the year ended December 31, 2008:

Alliance Benefit Group	Record keeper	$38,158
Benefit Planning Consultants, Inc.	Administrator	9,327
Busey Trust Co.	Trustee	7,895
Charles Schwab Trust Company	Custodian	6,712

The Plan held the following investments with parties in interest at December 31:

		2008	2007

First Busey Corporation	Common stock	$5,074,405	$—
First Busey Corporation	Stock Fund	11,484,526	12,400,792
Participants	Participant loans	684,906	576,595

Certain administrative functions are performed by officers or employees of the Employers.  No such officer or employee receives compensation from the Plan.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST

During 2006, the Plan began investing in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), Metlife Stable Managed GIC ABG (Contract #25157). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events.  The contract limits the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.

Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.  The key factors that influence future interest crediting rates include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  If the adjustment is positive, this indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment is negative, this indicates that the contract value is less than the fair value.  The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.  Adjustments are reflected in the Plan’s 2008 and 2007 Statements of Net Assets Available for Benefits in the amounts of $1,280,518 and $6,717, respectively.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (CONTINUED)

Average yields for the contract for the years ended December 31 were:

	2008	2007

Based on annualized earnings (1)	-10.29%	5.77%
Based on interest rate credited to participants (2)	5.11%	5.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the contract investments on the same date.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 9 — PLAN MERGER AND TRANSFER

On December 31, 2007, the effective date, the Main Street Trust, Inc. Profit Sharing Plan and the Main Street Trust, Inc. 401(k) Plan (collectively the “MSTI Plans”) were merged into the Plan.  Prior to the merger, the MSTI Plans covered the eligible employees at Main Street Trust, Inc. and subsidiaries.  During January 2008, the net assets of the MSTI Plans were transferred into the Plan.  The transferred net assets have been recognized in the accounts of the Plan, at their balances as previously carried in the accounts of the MSTI Plans immediately prior to the transfer.  A summary of the transferred assets follows:

Investments, at fair value	$8,259,985
Cash and receivables	31,977,127

Total	$40,237,112

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 to Form 5500:

Net assets available for benefits per the financial statements	$49,018,322
Adjustment from contract value to fair value	(6,717)
Add transfer of net assets from MSTI Plans on January 3, 2008	40,237,112

Net assets available for benefits per the Form 5500	$89,248,717

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$17,918,312
Adjustment from contract value to fair value	6,717
Less transfer of net assets from MSTI Plans on January 3, 2008	(40,237,112)

Net decrease in net assets available for benefit per the Form 5500	$(22,312,083)

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

		(c)
		Description of
	(b)	Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

*	First Busey Corporation	Stock Fund	#	$11,484,526

*	First Busey Corporation	Common stock	#	5,074,405

		Mutual funds
	American Funds	Growth Fund of America	#	7,163,903
	American Funds	Income Fund of America	#	5,076,818
*	Schwab Investments	S&P 500 Index Fund	#	4,371,230
	Oppenheimer Funds	Small Cap Value Fund (Class A)	#	4,014,782
	Thornburg Funds	International Fund (Class A)	#	5,046,955
	PIMCO Funds	Total Return Fund (Class D)	#	9,490,669
	American Funds	Beacon Large Cap Value Fund	#	1,296,387
	Victory Funds	Diversified Stock Fund	#	1,348,060
	Lazard Funds	Mid Cap Fund	#	636,500
				38,445,304

		Common Collective Trust
	Reliance Trust Company	MetLife Master Trust 25157	#	8,469,647

		Notes receivable participants
*	Participant loans	Interest rates ranging from 3.25% to 10.25% with various maturities		684,906

				$64,158,788

* Represents a party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

	By:	/s/ Donna Greene

Date: June 29, 2009

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Clifton Gunderson LLP